REVISED SCHEDULE A
To the Subadvisory Agreement, made the 26th day of October, 2009, by and between Allianz Investment Management LLC, a Minnesota limited liability company ("Manager"), and Franklin Mutual Advisers, LLC, a Delaware limited liability company ("Subadviser").
Compensation pursuant to Section 4 of this Subadvisory Agreement shall be calculated at the rate or rates shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the relevant subportfolios of the AZL Franklin Templeton Founding Strategy Plus Fund.
Mutual Shares Strategy
Average Daily Net Assets                                                 Rate*
First $1 billion                                                                                    0.51%
Over $1 billion                                                                                   0.49%
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* For purposes of determining the effective rate applied to the average daily net assets in the Strategy for computation of the fee payable to Subadviser under Section 4, the total assets of the AZL Franklin Templeton Founding Strategy Plus Fund (the "Fund Assets") will be combined with the average daily net assets for the same period in both Class 1 and Class 2 of (i) the Franklin Income VIP Fund, (ii) the Templeton Global Bond VIP Fund, (iii) the Templeton Growth VIP Fund, and (iv) the Franklin Mutual Shares VIP Fund, each a series of the Franklin Templeton Variable Insurance Products Trust, held of record by one or more separate accounts of Allianz Life Insurance Company of North America and/or Allianz Life Insurance Company of New York, computed at the times and in the manner specified in the applicable prospectus or Statement of Additional Information as from time to time in effect ("FTVIPT Assets"). The Fund Assets and the FTVIPT Assets together are the "Combined Assets". The fee payable to Subadviser with respect to the Strategy will be paid at the effective rate applicable to the Combined Assets under the applicable schedule above, although such fee will be paid only with respect to the Strategy assets. No compensation will be calculated or paid to Subadviser under this Agreement with respect to FTVIPT Assets. When the Combined Assets exceed the first breakpoint, multiple rates may apply, resulting in a blended effective rate.
For example, if Fund Assets are $600 million, Mutual Shares Strategy assets are $200 million and FTVIPT Assets are $600 million, then the fees payable to Subadviser under Section 4 would be calculated as follows:
•	A rate of 51 bps would apply to the first $1 billion, and a rate of 49 bps would apply to the remaining $200 million, resulting in a blended effective rate of 50.7 bps.
•	The blended effective rate (50.7 bps) is applied to the Mutual Shares Strategy assets ($200 million), resulting in a fee of $1.01 million payable to Subadviser under Section 4.

Acknowledged:

ALLIANZ INVESTMENT                                                             FRANKLIN MUTUAL
MANAGEMENT LLC                                                                              ADVISERS, LLC

By: /s/ Brian Muench                                                                      By:   /s/ Peter Langerman
Name:  Brian Muench                                                                 Name:        Peter Langerman
Title: President                                                                                    Title:   Chairman, President & CEO

Effective as of November 1, 2015, the schedule is revised to reflect a fee change to the Fund.